**CLASSAPPS, LLC**

Unaudited Financial Statements For Year Ended December 31, 2017

January 31, 2018



## Independent Accountant's Review Report

To Management
ClassApps, LLC
Kansas City, MO

We have reviewed the accompanying balance sheet of ClassApps, LLC as of September 30, 2017, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### *Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

### *Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 1, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**CLASSAPPS LLC**
**BALANCE SHEET**
**DECEMBER 31, 2017**
_____

## ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 1,644 |
| Accounts Receivable | | 41,729 |
| Due from Affiliate | | 7,572 |
| TOTAL CURRENT ASSETS | | 50,945 |

**NON-CURRENT ASSETS**

| | |
|---|---:|
| Software, Net | 105,556 |
| Intellectual Property | 50,000 |
| TOTAL NON-CURRENT ASSETS | 155,556 |
| TOTAL ASSETS | 206,501 |

## LIABILITIES AND MEMBER'S EQUITY

**CURRENT LIABILITIES**

| | |
|---|---:|
| Accounts Payable | 29,108 |
| Accrued Expenses | 1,040 |
| Payroll Taxes Payable | 4,235 |
| Short Term Loan | 11,211 |
| Unearned Revenue | 115,598 |
| TOTAL CURRENT LIABILITIES | 161,192 |
| TOTAL LIABILITIES | 161,192 |

**MEMBER'S EQUITY**

| | |
|---|---:|
| Contributed Capital | 206,633 |
| Retained Earnings (Deficit) | (161,323) |
| TOTAL MEMBER'S EQUITY | 45,310 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 206,501 |

**CLASSAPPS LLC**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

| | | |
|---|---|---:|
| **Operating Income** | | |
| Sales | $ | 203,711 |
| Cost of Sales | | 57,879 |
| | | |
| **Gross Profit** | | 145,832 |
| | | |
| **Operating Expense** | | |
| Payroll | | 128,098 |
| General & Adminstrative | | 97,253 |
| Rent | | 36,960 |
| Amortization | | 33,333 |
| Advertising | | 11,511 |
| | | |
| | | 307,155 |
| | | |
| **Net Income from Operations** | | (161,323) |
| | | |
| **Net Income** | $ | (161,323) |

# CLASSAPPS LLC
## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2017
_____

**Cash Flows From Operating Activities**

| | | |
|---|---|---:|
| Net Income (Loss) For The Period | $ | (161,323) |
| Change in Accounts Receivable | | (41,729) |
| Change in Amount Due from Affiliate | | (7,572) |
| Change in Unearned Revenue | | 115,598 |
| Change in Accounts Payable | | 40,319 |
| Change in Accrued Expenses | | 1,040 |
| Change in Payroll Taxes Payable | | 4,235 |
| Change in Amortization | | 33,333 |
| **Net Cash Flows From Operating Activities** | | (16,100) |

**Cash Flows From Investing Activities**

| | |
|---|---:|
| Change in Software | (138,889) |
| Change in Goodwill | (50,000) |
| **Net Cash Flows From Investing Activities** | (188,889) |

**Cash Flows From Financing Activities**

| | |
|---|---:|
| Change in Contributed Capital | 206,633 |
| **Net Cash Flows From Investing Activities** | 206,633 |

| | | |
|---|---|---:|
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | 1,645 |
| **Cash at End of Period** | $ | 1,645 |

**CLASSAPPS LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

| | | |
|---|---|---:|
| Starting Equity | $ | - |
| Member Contributions | | 206,633 |
| Net Income | | (161,323) |
| Ending Equity | $ | 45,310 |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ClassApps, LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company develops and sells software as a service ("SaaS").

The Company will conduct an equity crowdfund offering during first quarter of 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Software

In 2017, the Company acquired certain assets of Atomic Design, LLC, whose assets consisted of software rights, and related source code. The Company will amortize the software over management's estimate of its useful life.

Intellectual Property

The Company capitalized intellectual property related to its 2017 acquisition of certain assets of Atomic Design, LLC. Intellectual property has an indefinite useful life. Management tests intellectual property for impairment on at least an annual basis. As of September 30, 2017, the Company recognized no impairment loss related to intellectual property.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes income from delivery of software as a service.

Rent

The Company occupies office space under a non-cancellable operating lease agreement. The agreement expires at the end of December 2018. Future minimum payments due under the lease amount toCla $36,960 in 2018.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Missouri. The Company has elected subchapter S corporation treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns.

NOTE C- DEBT

In 2017, the Company entered into a short term loan agreement to borrow cash for the purpose of funding continuing operations (the "Short Term Loan"). The Short Term Loan has a 26 week amortization period, accrues interest at the rate of 10% per annum, and requires weekly payments of principal and accrued interest. The Short Term Loan will be repaid in full in April of 2018.

NOTE D- LLC MEMBER LIABILITY

ClassApps, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 31, 2018, the date that the financial statements were available to be issued.